December 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Jennifer Thompson

Re:  West Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 19, 2015

File No. 1-35846

Dear Ms. Thompson,

West Corporation, a Delaware corporation (the “Company”), is in receipt of your letter dated December 2, 2015 (the “December 2 Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. On December 11, 2015, the Company requested an extension of time to properly respond to the letter until December 31, 2015. Due to the additional questions presented to the Company for written response during our December 17, 2015 telephone conversation, the Company respectfully requests an extension until January 11, 2016 to prepare a response to the Commission’s December 2 Letter and December 17 telephone conversation, as it relates to the Company’s above-referenced Form 10-K.

Thank you for your approval of this request. If you have any questions or comments, please contact the undersigned at jdmadsen@west.com or (402) 963-1200.

Sincerely,

/s/ Jan D. Madsen
Jan D. Madsen Chief Financial Officer West Corporation